Exhibit 99.1

Press Release
Brussels / 26 July 2018 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 2Q18 versus the same period of last year. For important notes and disclaimers please refer to page 14.

Anheuser-Busch InBev reports Second Quarter 2018 and

Half Year 2018 Results

HIGHLIGHTS

•

Revenue: Revenue grew by 4.7% in the quarter, with revenue per hl growth of 4.0%. On a constant geographic basis, revenue per hl grew by 4.5% driven by revenue management initiatives as well as continued strong premium brand performances. In HY18, revenue grew by 4.7% with revenue per hl growth of 4.5%. On a constant geographic basis, revenue per hl grew by 4.9%.

•

Volume: Total volumes grew 0.8%, while own beer volumes grew by 0.9% and non-beer volumes were up by 0.5%. Good growth in own beer volumes was achieved in Mexico and China, partially offset by the US as well as South Africa, which cycled a particularly demanding comparable. In HY18, total volumes were up 0.3% with own beer volumes up 0.7% and non-beer volumes down 3.4%.

•

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, accelerated their growth this quarter, up by 10.1% globally and by 16.7% outside of their home markets. In HY18, the combined revenues of our global brands grew by 9.1% and by 14.6% outside of their home markets.

•

Cost of Sales (CoS): CoS increased by 4.7% in 2Q18 and by 4.2% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.5% driven primarily by an increase in the year-over-year FX and commodity prices as well as country mix, partially offset by synergy capture. In HY18, CoS grew by 3.0% and by 2.8% on a per hl basis, while on constant geographic basis CoS per hl increased by 3.4%.

•

EBITDA: EBITDA grew by 7.0% with margin expansion of 85 bps to 39.7% as a result of topline growth and aided by synergies and cost savings, partially offset by increased sales and marketing investments associated with the 2018 FIFA World Cup RussiaTM. In HY18, EBITDA grew by 6.8% and EBITDA margin expanded by 78 bps to 39.0%.

•

Net finance results: Net finance costs (excluding non-recurring net finance costs) were 1 272 million USD in 2Q18 as compared to 1 628 million USD in 2Q17. Net finance costs were 2 816 million USD in HY18 as compared to 3 120 million USD in HY17.

•	Income taxes: Normalized effective tax rate increased to 24.8% in 2Q18 from 21.3% in 2Q17, and increased to 26.3% in HY18 from 20.9% in HY17.

•

Profit: Normalized profit attributable to equity holders of AB InBev was 2 163 million USD in 2Q18 as compared to 1 872 million USD in 2Q17. Normalized profit attributable to equity holders of AB InBev increased to 3 605 million USD in HY18 from 3 331 million USD in HY17.

•	Earnings per share: Normalized earnings per share (EPS) increased by 15.8% from 0.95 USD in 2Q17 to 1.10 USD in 2Q18 and by 8.3% from 1.69 USD in HY17 to 1.83 USD in HY18.

•	Combination with SAB: The business integration is progressing well, with synergies and cost savings of 199 million USD captured during 2Q18 and 359 million USD captured during HY18.

•	2018 Half Year Financial Report: The report is available on our website at www.ab-inbev.com.

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Figure 1. Consolidated performance (million USD)
	2Q17	2Q18	Organic
			growth
Total Volumes (thousand hls)	157 679	143 685	0.8%
AB InBev own beer	130 483	127 632	0.9%
Non-beer volumes	25 889	14 733	0.5%
Third party products	1 306	1 320	2.0%
Revenue	14 182	14 014	4.7%
Gross profit	8 738	8 818	4.8%
Gross margin	61.6%	62.9%	2 bps
Normalized EBITDA	5 354	5 568	7.0%
Normalized EBITDA margin	37.8%	39.7%	85 bps
Normalized EBIT	4 338	4 509	6.7%
Normalized EBIT margin	30.6%	32.2%	58 bps

Profit attributable to equity holders of AB InBev	1 502	1 937
Normalized profit attributable to equity holders of AB InBev	1 872	2 163

Earnings per share (USD)	0.76	0.98
Normalized earnings per share (USD)	0.95	1.10
	HY17	HY18	Organic
			growth
Total Volumes (thousand hls)	305 550	278 515	0.3%
AB InBev own beer	248 212	245 983	0.7%
Non-beer volumes	55 132	30 074	-3.4%
Third party products	2 206	2 458	12.0%
Revenue	27 104	27 087	4.7%
Gross profit	16 430	16 903	5.8%
Gross margin	60.6%	62.4%	61 bps
Normalized EBITDA	10 162	10 557	6.8%
Normalized EBITDA margin	37.5%	39.0%	78 bps
Normalized EBIT	8 059	8 444	8.0%
Normalized EBIT margin	29.7%	31.2%	97 bps

Profit attributable to equity holders of AB InBev	2 908	2 955
Normalized profit attributable to equity holders of AB InBev	3 331	3 605

Earnings per share (USD)	1.48	1.50
Normalized earnings per share (USD)	1.69	1.83

Figure 2. Volumes (thousand hls)
	2Q17	Scope	Organic	2Q18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	31 320	28	-1 536	29 813	-4.9%	-5.0%
Latin America West	27 657	- 1	1 292	28 948	4.7%	5.4%
Latin America North	26 131	- 64	528	26 595	2.0%	2.2%
Latin America South	6 730	4	318	7 052	4.8%	6.1%
EMEA	36 706	-15 053	- 312	21 340	-1.4%	-1.2%
Asia Pacific	28 885	52	868	29 804	3.0%	3.1%
Global Export and Holding Companies	250	- 153	35	132	35.6%	35.6%
AB InBev Worldwide	157 679	-15 187	1 193	143 685	0.8%	0.9%
	HY17	Scope	Organic	HY18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	57 156	61	-2 591	54 627	-4.5%	-4.6%
Latin America West	53 188	- 21	3 443	56 609	6.5%	7.9%
Latin America North	56 550	- 125	-2 279	54 146	-4.0%	-2.4%
Latin America South	15 819	21	825	16 666	5.2%	6.0%
EMEA	69 625	-27 795	59	41 889	0.1%	0.1%
Asia Pacific	52 568	66	1 467	54 101	2.8%	2.4%
Global Export and Holding Companies	644	- 153	- 14	478	-2.9%	-2.9%
AB InBev Worldwide	305 550	-27 946	911	278 515	0.3%	0.7%

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MANAGEMENT COMMENTS

Our business delivered another solid quarter, with improved trends in many of our key markets, achieving revenue growth of 4.7% and total volume growth of 0.8%. Revenue growth was broad-based, primarily driven by Brazil, Mexico, China and Western Europe, and strengthened by continued premiumization in the majority of our markets. Our High End Company (a business unit made up of a portfolio of global, specialty and craft brands across 22 countries) continues to lead the way with both revenue and EBITDA growing by more than 20% in HY18.

The global trend of premiumization was also evident in the continued success of our global brand portfolio. Growth of our global brands accelerated this quarter, with revenues up 10.1% globally and 16.7% outside of the brands’ home markets. Budweiser revenues grew by 4.1% globally and by 10.1% outside of the US, driven by strong growth in Brazil, China and the UK, as well as many new markets following the brand’s activation as the global sponsor of the 2018 FIFA World Cup RussiaTM. Stella Artois revenues grew by 9.0%, with good performances in Brazil, the UK and Argentina. Corona had another great quarter, with revenues growing by 21.9% globally and by 42.6% outside of Mexico, led by China, Western Europe and South Africa. All three brands continue to perform well across both mature and emerging markets, and we continue to see further growth opportunities as we scale them up in new markets.

Our 2018 FIFA World Cup RussiaTM sponsorship was our most ambitious and successful ever, for both Budweiser and AB InBev. As the official beer sponsor, we activated our Budweiser campaign “Light Up FIFA World CupTM” in more than 50 countries. Football is a passion point in many of the new markets in which Budweiser has expanded following our combination with SAB, and this was a unique opportunity to engage with 3.2 billion football fans (according to FIFA) around the world and drive brand awareness. As a result of our global campaign and innovative digital-first approach to traditional sports sponsorship assets, Budweiser was the leading brand in social media conversations globally during the tournament. Additionally, due to an incredible execution in Russia, we sold more beer in the stadiums than in the 2014 FIFA World Cup BrazilTM. We also activated our local brands in more than 40 countries, connecting with national pride in their home markets and contributing to accelerated volume growth across our portfolio.

EBITDA grew this quarter by 7.0% with margin expansion of 85 bps to 39.7%. This was driven by topline growth, premiumization, enhanced synergy capture and effective cost management, though partially offset by higher sales and marketing investments ahead of the 2018 FIFA World Cup RussiaTM, as expected. Our integration with SAB continues to go as planned with synergy capture and cost savings of 199 million USD in the quarter.

Our net debt increased from 104.4 billion USD as of 31 December 2017 to 108.8 billon USD as of 30 June 2018, consistent with prior increases in the first half of the year, given that the majority of our cash flow is generated in the second half of the year. Our net debt to normalized EBITDA ratio increased from 4.80x as of 31 December 2017 to 4.87x as of 30 June 2018, as a result of our cash flow seasonality and adverse currency fluctuations in our EBITDA translation. Deleveraging to around 2x remains our commitment, and we remain on track in our deleveraging path.

Following our successful combination with SAB, today we are also announcing some organizational changes to enhance our focus on topline growth and value creation. All changes will become effective on 1 January 2019, and will also be reflected in our financial statements as of that date. To learn more, please read our press release available at http://www.ab-inbev.com/news/press-releases/global-press-releases/2018/07/anheuser-busch-inbev-announces-a-new-organization-for-future-gro.html.

We continue to expect our growth to accelerate in the second half of this year as we scale up learnings from the category expansion framework and continue to share best practices across our markets. Furthermore, our portfolio of global and high end brands positions us well to drive category growth across our diverse geographic footprint in a sustainable way.

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United States

Our US revenues decreased by 3.1% in 2Q18 and by 2.8% in HY18. We saw continued growth in revenue per hl of 2.1% (2.0% in HY18), driven by revenue management initiatives and favorable brand mix, though this was offset by lower volumes. Our sales-to-retailers (STRs) decreased by 3.1% in 2Q18, impacted by a weaker industry, which declined by 2.4%, of which 1.3pp is due to the timing of Easter and the Fourth of July. However, sales-to-wholesalers (STWs), which drive our financials, were down by 5.1%, as we continue to optimize our logistics. In HY18, our STRs were down by 3.2% and our STWs were down by 4.8%, and we continue to expect STRs and STWs to converge on a full year basis.

We delivered our best quarterly market share performance in almost four years with a share loss of 35 bps, as our performance offset almost half of the negative impact of the industry segment mix shift. In HY18, our total market share declined by 45 bps.

We saw accelerated growth of our Above Premium brands this quarter, which gained 100 bps of share. Our portfolio premiumization strategy continues to be supported by the growth of Michelob Ultra, which marked its thirteenth consecutive quarter as the largest share gainer in the US, and also by several successful innovations, including Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series.

Premium and Premium Light brands remain under pressure, as consumers trade-up to higher price tiers within the industry, which contributed to Bud Light and Budweiser losing 85 bps and 40 bps of total market share, respectively, in 2Q18. Within their respective segments, however, Bud Light has reduced its share loss for four consecutive quarters and Budweiser maintained flat share of segment for two consecutive quarters.

Our Value portfolio saw improved share trends within the quarter and remains an important and profitable segment of our business.

Our EBITDA declined by 7.4%, primarily driven by the temporary mismatch between STRs and STWs, which explains approximately half of this decline. EBITDA margin contracted by 185 bps to 40.1%, impacted by an increase in the year-over-year price of commodities and higher distribution expenses due to increased freight costs, a trend that we will cycle in the second half of the year. In HY18, EBITDA decreased by 6.3% with margin contraction of 147 bps to 39.6%.

Mexico

Mexico delivered another quarter of very strong results, with double-digit revenue growth fueled by high single digit volume growth and revenue management initiatives, despite a tough prior year comparable due to the timing of Easter. In HY18, revenue and volume both grew by double-digits.

Our full brand portfolio continued to deliver solid results, with growth coming from all brands and regions across the country. Leveraging the learnings from the category expansion framework, classic lagers, easy drinking lagers and richer beer profiles have been nurtured and priced accordingly, targeted to enhance the core segment, while premiumizing via core plus and international premium brands such as Stella Artois and Michelob Ultra. Our no- and low-alcohol space continued to evolve well, helping us move closer to our global goal to have 20% of our beer volume in the space by 2025.

Strong topline growth resulted in 16.8% EBITDA growth and margin expansion of 216 bps to 45.6%, despite higher costs of sales as a result of unfavorable foreign exchange impact on transactional costs, while additional capacity has helped us meet increasing demand. In HY18, EBITDA grew by 16.4% with margin expansion of 79 bps to 43.5%.

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Colombia

Our Colombian business also performed well with revenue growth of 7.0%. Beer volumes were up by 1.1%, and non-beer volumes grew slightly by 0.4%, with revenue per hl growth of 5.9%. This performance was delivered in a quarter which was challenged by the timing of Easter as well as four evenings worth of “dry days” on weekends leading up to the two rounds of presidential elections. Against this backdrop, we estimate that beer has gained a further 25 bps of share of total alcohol this quarter. In HY18, revenue grew by 9.4% with beer volumes up by 4.5% and non-beer volumes up by 1.0%.

Beer volume growth was underpinned by global as well as core brands. We saw triple-digit growth of our global brand portfolio, driven by Budweiser on the back of the 2018 FIFA World Cup RussiaTM activations. Aguila also recorded very strong growth benefiting from the activations associated with the national team’s participation in the tournament.

Our EBITDA grew by 8.0% with almost 50 bps of margin expansion. This was driven by strong topline performance and further synergy delivery, partially offset by increased investment behind our brands. In HY18, EBITDA grew by mid-teens with margin expansion of over 200 bps.

Brazil

Revenue increased by 9.4%, with 7.7% revenue per hl expansion due to annualization of the 3Q17 price increases. With the negative impact from the nationwide truck drivers’ strike offset by the benefits of the 2018 FIFA World Cup RussiaTM, total volumes were up 1.5% with beer volume growth of 1.7% in a broadly flat market, and non-beer volume growth of 1.0% in a market that was down by mid-single digits. In HY18, revenue was up by 3.3% with total volume declines of 5.3%.

Brahma, the local sponsor of the 2018 FIFA World Cup RussiaTM in Brazil, performed well this quarter with a strong volume performance resulting from tournament activations. In the core plus segment, our portfolio posted very strong growth driven by Bohemia and Brahma Extra, and in addition, we launched Skol Hops, brewed with aromatic hops to provide a unique combination of lightness and flavor. Our premium portfolio continues to perform ahead of the industry, with our global brand portfolio growing by more than 30% and led by Budweiser.

EBITDA grew by 16.1% in 2Q18, with margin expansion of 238 bps to 41.3%. This result was driven by revenue growth and CoS per hl increases below inflation, partially offset by higher marketing expenses associated with timing of investments related to the 2018 FIFA World Cup RussiaTM. In HY18, our EBITDA grew by 10.3% with margin expansion of 266 bps to 41.5%.

South Africa

As expected, 2Q18 was a challenging quarter. Revenue declined by mid-single digits, with beer volumes down by mid-teens as we were cycling a tough comparable (2Q17 volume growth of double-digits due to timing of price increases and Easter). In addition, a VAT increase as of 1 April 2018 and numerous petrol price increases had a negative impact on consumer disposable income. In HY18, revenue was flat with beer volume down by high single digits.

Robust revenue per hl growth in 2Q18 of more than 10% was driven by the annualization of the 1 July 2017 price increase and this year’s 1 March 2018 price increase, which followed the above-inflation excise tax increases.

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In the quarter, Castle Lite was launched in a new resealable bulk pack aimed at driving growth in the in-home occasion, which has been well-received by consumers. Our high end portfolio grew by triple-digits with a good contribution from the recently launched Budweiser. The brand’s awareness and trial benefited from a major consumer engagement campaign linked to our global 2018 FIFA World Cup RussiaTM activation.

EBITDA grew by low-single digits with further margin expansion of over 300 bps. In HY18, EBITDA grew by mid-single digits with margin expansion of nearly 200 bps.

China

Revenue grew by 6.8% in 2Q18 with volume growth of 3.0% and revenue per hl growth of 3.7%. In HY18, revenue grew 5.7% with revenue per hl up 3.3% and volume growth of 2.4%.

Our momentum accelerated in the second quarter, delivering one of our best volume and share performances in the last three years. Budweiser resumed volume growth this quarter on the back of a strong 2018 FIFA World Cup RussiaTM activation. Our brands continue to lead the way in e-commerce with a higher share online than offline. Our High End Company once again recorded triple-digit volume growth off of a meaningful base, led by Corona. Our estimated beer market share continues to grow, now over 20% for the first six months of the year.

The business delivered organic EBITDA growth of 6.2%, with a margin contraction of 20 bps to 35.6%, driven by the phasing of marketing spend associated with the 2018 FIFA World Cup RussiaTM. In HY18, EBITDA grew by 8.2% with margin expansion of 82 bps to 35.5%.

Highlights from our other markets

In Canada, volumes and revenues declined by low single digits as a result of industry weakness and industry segment mix shift, due to increased competitive dynamics in the value segment. Our trade up strategy is delivering strong results, with the High End Company growing topline ahead of the industry, led by double-digit volume growth for our local Craft brands, and share gains from Corona and Stella Artois. Our focus core brands also continue to deliver strong results, with both Bud Light and Michelob Ultra among the fastest growing brands in Canada.

Peru recorded mid-single digit revenue growth on low-single digit beer volume increases. We saw solid growth in all three global brands, as well as a strong Cristal brand activation in support of the national team on their way to the 2018 FIFA World Cup RussiaTM. Ecuador delivered double-digit revenue growth alongside volume growth of high-single digits. This resulted in share of total alcohol gains of 80 bps as we continue to focus on growing the beer category by expanding into new occasions.

In Latin America South, volumes grew by mid-single digits with growth across the region. In Argentina, growth was driven by the repositioning of the two largest core brands, Quilmes Clásica and Brahma. Each continued to grow volumes as a result of a successful application of the category expansion framework. Our global brand volumes are up by double-digits throughout the region in HY18, and we are scaling up Budweiser in Argentina now that it has rejoined our portfolio in 2Q18.

Within EMEA, Western Europe grew revenue by mid-single digits, outperforming the industry with a strong execution associated with the 2018 FIFA World Cup RussiaTM. Our global brands grew volumes by double-digits, and Budweiser’s growth was supported by tournament activations. Corona benefited from Casa Corona, designed as places to escape from city stress that opened in cities across Europe, as well as an “Ocean Week” campaign in the UK aimed at raising awareness of marine plastic pollution. In the UK, Bud

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Light grew volumes by double-digits, leading the way for our low-alcohol beer initiatives and contributing to the UK’s double-digit revenue growth, despite the market cycling a tough comparable. On 30 March 2018, we completed the 50:50 merger of our and Anadolu Efes’ existing Russia and Ukraine businesses. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, we stopped consolidating our Russia and Ukraine businesses and account for our investment in AB InBev Efes under the equity method as of that date. In Africa excluding South Africa, our own beer volumes grew by high single digits, with double-digit growth in the key markets of Nigeria, Zambia and Mozambique partially offset by declines in Tanzania and Uganda, as both suffered from heavy floods.

Australia continues to achieve strong commercial gains with revenue growing by mid-single digits during the quarter. This was driven by Great Northern, which remains a key engine of growth within the easy drinking lager segment. Additionally, the High End Company continues to be a strong contributor to topline growth, led by all three of our global brands. We are working to further accelerate our global brand portfolio and this quarter we launched Corona Ligera, a premium mid-strength version of Corona that supports our low-alcohol beer initiatives. Additionally, Budweiser was brewed locally for the first time and played a key role in the 2018 FIFA World Cup RussiaTM activations. Our craft portfolio continues to perform well with double-digit gains on the back of recent acquisitions.

2018 OUTLOOK

(i)

Overall Performance: While recognizing volatility in some of our key markets, we expect to deliver strong Revenue and EBITDA growth in FY18 driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is now far more focused on category development, and as a consequence, we expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs below inflation. We remain confident that growth will accelerate in the balance of the year.

(ii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 1 945 million USD was captured between 1 April 2016 and 30 June 2018. The balance of roughly 700 million USD is expected to be captured by October 2020.

(iii)

Net Finance Costs: We expect the average net debt coupon in FY18 to be around 3.7%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 100 million USD per quarter, respectively. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(iv)

Effective Tax Rate: We expect the normalized ETR in FY18 to be in the range of 24% to 26%, excluding any future gains and losses relating to the hedging of our share-based payment programs. This guidance includes the impact of the US tax reform which introduced a lower US corporate tax rate, offset by a broader tax base and new limitations on certain business deductions. The ETR guidance is based upon available interpretation of the US tax reform act and may change as the company receives additional clarification and implementation guidance.

(v)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY18.

(vi)	Debt: Approximately 42% of our gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(vii)	Dividends: We continue to expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given the importance of deleveraging.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	2Q17	2Q18	Organic
			growth
Revenue	14 182	14 014	4.7%
Cost of sales	-5 444	-5 196	-4.7%
Gross profit	8 738	8 818	4.8%
SG&A	-4 551	-4 493	-3.6%
Other operating income/(expenses)	151	183	24.3%
Normalized profit from operations (normalized EBIT)	4 338	4 509	6.7%
Non-recurring items above EBIT	-66	-100
Net finance income/(cost)	-1 628	-1 271
Non-recurring net finance income/(cost)	- 310	- 164
Share of results of associates	70	37
Income tax expense	- 575	- 761
Profit from continuing operations	1 829	2 248
Discontinued operations results	-	-
Profit	1 829	2 248
Profit attributable to non-controlling interest	327	311
Profit attributable to equity holders of AB InBev	1 502	1 937

Normalized EBITDA	5 354	5 568	7.0%
Normalized profit attributable to equity holders of AB InBev	1 872	2 163
Figure 3. Consolidated income statement (million USD)
	HY17	HY18	Organic
			growth
Revenue	27 104	27 087	4.7%
Cost of sales	-10 674	-10 184	-3.0%
Gross profit	16 430	16 903	5.8%
SG&A	-8 779	-8 791	-3.1%
Other operating income/(expenses)	408	332	-7.0%
Normalized profit from operations (normalized EBIT)	8 059	8 444	8.0%
Non-recurring items above EBIT	- 287	- 196
Net finance income/(cost)	-3 120	-2 816
Non-recurring net finance income/(cost)	- 211	- 494
Share of results of associates	124	93
Income tax expense	- 994	-1 436
Profit from continuing operations	3 572	3 595
Discontinued operations results	28	-
Profit	3 600	3 595
Profit attributable to non-controlling interest	692	640
Profit attributable to equity holders of AB InBev	2 908	2 955

Normalized EBITDA	10 162	10 557	6.8%
Normalized profit attributable to equity holders of AB InBev	3 331	3 605

Revenue

Consolidated revenue grew by 4.7% in 2Q18, with revenue per hl growth of 4.0%, driven by revenue management initiatives as well as continued strong premium brand performance. On a constant geographic basis, revenue per hl grew by 4.5%. In HY18, revenue grew by 4.7%, with revenue per hl growth of 4.5% on an organic basis and 4.9% on a constant geographic basis.

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Cost of Sales (CoS)

CoS increased by 4.7% in 2Q18 and by 4.2% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.5% driven by an increase in the year-over-year FX and commodity prices as well as country mix, partially offset by synergy delivery. In HY18, total CoS increased by 3.0%, by 2.8% on a per hl basis, and by 3.4% per hl on a constant geographic basis.

Selling, General and Administrative Costs (SG&A)

SG&A grew by 3.6%, with synergy capture and good cost control partially offset by increased sales and marketing investments associated with the 2018 FIFA World Cup RussiaTM. In HY18, SG&A grew by 3.1%.

Other operating income/(expenses)

Other operating income increased organically by 24.3% in 2Q18 due to calendarization. In HY18, it declined by 7.0%.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	2Q17	2Q18	HY17	HY18
Restructuring	- 99	- 83	- 288	- 137
Acquisition costs / Business combinations	- 8	- 23	- 25	- 38
Business and asset disposal (including impairment losses)	41	6	26	- 21

Impact on profit from operations	- 66	- 100	- 287	- 196

Normalized profit from operations in 2Q18 excludes negative non-recurring items of 100 million USD, primarily related to the one-off restructuring costs linked to the SAB integration.

Figure 5. Net finance income/(cost) (million USD)
	2Q17	2Q18	HY17	HY18
Net interest expense	- 973	- 986	-2 055	-1 955
Net interest on net defined benefit liabilities	- 26	- 24	- 55	- 48
Accretion expense	- 134	- 97	- 303	- 177
Mark-to-market	- 265	- 16	- 135	- 258
Other financial results	- 230	- 148	- 573	- 378

Net finance income/(cost)	-1 628	-1 272	-3 120	-2 816

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	2Q17	2Q18	HY17	HY18
Share price at the start of the period (Euro)	102.90	89.28	100.55	93.13
Share price at the end of the period (Euro)	96.71	86.50	96.71	86.50
Number of equity derivative instruments at the end of the period (millions)	47.1	46.9	47.1	46.9

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Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	2Q17	2Q18	HY17	HY18
Mark-to-market (Grupo Modelo combination)	- 125	- 10	- 71	- 127
Early termination fee of Bonds	-	- 146	-	- 244
Other mark-to-market	- 114	- 9	- 69	- 123
Other	- 71	-	- 71	-

Non-recurring net finance income/(cost)	- 310	- 165	- 211	- 494

Non-recurring net finance costs in 2Q18 include mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations, as well as 146 million USD resulting from premiums paid on the early termination of certain bonds.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	2Q17	2Q18	HY17	HY18
Share price at the start of the period (Euro)	102.90	89.28	100.55	93.13
Share price at the end of the period (Euro)	96.71	86.50	96.71	86.50
Number of equity derivative instruments at the end of the period (millions)	45.3	45.5	45.3	45.5
Income tax expense
Figure 9. Income tax expense (million USD)
	2Q17	2Q18	HY17	HY18
Income tax expense	575	761	994	1 436
Effective tax rate	24.7%	25.6%	22.4%	29.1%
Normalized effective tax rate	21.3%	24.8%	20.9%	26.3%

Our normalized effective tax rate increased to 24.8% in 2Q18 from 21.3% in 2Q17, and increased to 26.3% in HY18 from 20.9% in HY17. This was mainly due to country mix, as well as additional, non-deductible mark-to-market losses and changes in tax legislation in some of the countries in which we operate.

Normalized Profit and Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q17	2Q18	HY17	HY18
Profit attributable to equity holders of AB InBev	1 502	1 937	2 908	2 955
Non-recurring items, before taxes	66	100	287	197
Non-recurring finance (income)/cost, before taxes	309	164	211	494
Non-recurring taxes	-	- 42	- 37	- 45
Non-recurring non-controlling interest	- 5	4	- 9	3
Profit from discontinued operations	-	-	- 28	-

Normalized profit attributable to equity holders of AB InBev	1 872	2 163	3 331	3 605
Normalized profit attributable to equity holders of AB InBev excluding mark-to-market	2 138	2 179	3 466	3 863

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Normalized and Basic EPS

Figure 11. Earnings per share (USD)
	2Q17	2Q18	HY17	HY18
Basic earnings per share	0.76	0.98	1.48	1.50
Non-recurring items, before taxes	0.03	0.05	0.15	0.10
Non-recurring finance (income)/cost, before taxes	0.16	0.08	0.11	0.25
Non-recurring taxes	-	-0.02	-0.02	-0.02
Non-recurring non-controlling interest	-	-	-	-
Profit from discontinued operations	-	-	-0.01	-

Normalized earnings per share	0.95	1.10	1.69	1.83
Normalized earnings per share excluding mark-to-market	1.09	1.10	1.76	1.96

Figure 12. Key components - Normalized Earnings per share in USD
	2Q17	2Q18	HY17	HY18
Normalized EBIT	2.20	2.29	4.09	4.29
Mark-to-market (share-based payment programs)	-0.13	-0.01	-0.07	-0.13
Net finance cost	-0.70	-0.64	-1.52	-1.30
Income tax expense	-0.29	-0.41	-0.52	-0.75
Associates & non-controlling interest	-0.13	-0.14	-0.29	-0.28

Normalized EPS	0.95	1.10	1.69	1.83

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 13. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev
	2Q17	2Q18	HY17	HY18
Profit attributable to equity holders of AB InBev	1 502	1 937	2 908	2 955
Non-controlling interests	327	311	692	640
Profit	1 829	2 248	3 600	3 595
Discontinued operations results	-	-	-28	-
Profit from continuing operations	1 829	2 248	3 572	3 595
Income tax expense	575	761	994	1 436
Share of result of associates	- 70	- 37	- 124	- 93
Net finance (income)/cost	1 628	1 271	3 120	2 816
Non-recurring net finance (income)/cost	310	164	211	494
Non-recurring items above EBIT (incl. non-recurring impairment)	66	100	287	196
Normalized EBIT	4 338	4 509	8 059	8 444
Depreciation, amortization and impairment	1 016	1 059	2 103	2 113
Normalized EBITDA	5 354	5 568	10 162	10 557

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 14. Cash Flow Statement (million USD)
	HY17	HY18
Operating activities
Profit of the period	3 600	3 595
Interest, taxes and non-cash items included in profit	6 379	6 752

Cash flow from operating activities before changes in working capital and use of provisions	9 979	10 347

Change in working capital	-2 352	-2 298
Pension contributions and use of provisions	- 288	- 282
Interest and taxes (paid)/received	-3 381	-4 583
Dividends received	60	38
Cash flow from operating activities	4 018	3 222

Investing activities
Net capex	-1 579	-1 972
Net of tax proceeds from SAB transaction-related divestitures	5 130	- 430
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	- 448	- 72
Proceeds from the sale/(acquisition) of investment in short-term debt securities	2 788	1 299
Other	223	- 75
Cash flow from investing activities	6 114	-1 250

Financing activities
Dividends paid	-4 475	-5 132
Net (payments on)/proceeds from borrowings	-5 239	1 703
Other (including purchase of non-controlling interest)	- 361	-1 210
Cash flow from financing activities	-10 075	-4 640

Net increase/(decrease) in cash and cash equivalents	57	-2 668

HY18 recorded a decrease in cash and cash equivalents of 2 668 million USD compared to an increase of 57 million USD in HY17, with the following movements:

•

Our cash flow from operating activities reached 3 222 million USD in the first half of 2018 compared to 4 018 million USD in the first half of 2017. The decrease results mainly from the calendarization of tax payments in 2018 compared to 2017 and the payment in 2018 of taxes related to prior periods. Changes in working capital in the first half of 2018 and 2017 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Net cash outflow from investing activities was 1 250 million USD in the first half of 2018 as compared to a net cash inflow of 6 114 million USD in the first half of 2017. 2017 cash flow from investing activities mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in the first half of 2018.

•

The cash outflow from our financing activities amounted to 4 640 million USD in the first half of 2018, as compared to a cash outflow of 10 075 million USD in the first half of 2017. During the first half of 2017, we repaid 8 billion USD outstanding under the Term Loan B. This Term Loan was the remaining balance from the 75 billion USD senior facilities raised in October 2015 in connection with the combination with SAB.

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Our net debt increased from 104.4 billion USD as of 31 December 2017 to 108.8 billon USD as of 30 June 2018, consistent with prior increases in the first half of the year, given that the majority of our cash flow is generated in the second half of the year.

Our net debt to normalized EBITDA ratio increased from 4.80x as of 31 December 2017 to 4.87x as of 30 June 2018, as a result of our cash flow seasonality and adverse currency fluctuations in our EBITDA translation. The net debt to EBITDA calculation excludes the EBITDA from CCBA for the 12-month period ending 31 December 2017. Deleveraging to around 2x remains our commitment. We remain on track in our deleveraging path.

We will continue to proactively manage our debt portfolio, of which 93% holds a fixed-interest rate, 42% is denominated in currencies other than USD, and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2018 we had total liquidity of 16.9 billion USD, which consisted of 9.0 billion USD available under committed long-term credit facilities and 7.9 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Figure 15. Terms and debt repayment schedule as of 30 June 2018 (billion USD)

RECENT EVENTS

Argentina Peso devaluation

In May 2018, the Argentinean peso underwent a severe devaluation. In 2017, the Argentinean operations represented 3.6% of our consolidated revenue and 4.1% of our consolidated normalized EBITDA. The Argentinean full year 2017 and half year 2018 results were translated at an average rate of 16.580667 and 20.303664 Argentinean pesos per US dollar, respectively. We are assessing the requirements to apply IAS 29 Financial Reporting in Hyperinflationary Economies in subsequent reporting periods.

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses has completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. The results of the former SAB CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

2Q18 and HY18 EPS is based upon a weighted average of 1,975 million shares compared to a weighted average of 1,970 million shares for 2Q17 and HY17.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SAB and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SAB and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 19 March 2018. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTES

The second quarter 2018 (2Q18) and half year (HY18) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9 to 11 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2018, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 12 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2018 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Wednesday, 26 July 2018:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

https://bit.ly/2NpRkA0

Conference call (with interactive Q&A)

https://bit.ly/2uGfb9e

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@gmodelo.com.mx	Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com	Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: ingvild.vanlysebetten@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 180,000 employees based in nearly 50 countries worldwide. For 2017, AB InBev’s reported revenue was 56.4 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	157 679	-15 187	-	1 193	143 685	0.8%
of which AB InBev own beer	130 483	-3 939	-	1 088	127 632	0.9%
Revenue	14 182	- 766	- 37	635	14 014	4.7%
Cost of sales	-5 444	466	15	- 232	-5 196	-4.7%
Gross profit	8 738	- 300	- 22	403	8 818	4.8%
SG&A	-4 551	217	- 5	- 154	-4 493	-3.6%
Other operating income/(expenses)	151	- 18	16	34	183	24.3%
Normalized EBIT	4 338	- 101	- 12	284	4 509	6.7%
Normalized EBITDA	5 354	- 139	- 14	367	5 568	7.0%
Normalized EBITDA margin	37.7%				39.7%	85 bps

North America	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	31 320	28	-	-1 536	29 813	-4.9%
Revenue	4 271	11	26	- 127	4 181	-3.0%
Cost of sales	-1 550	3	- 8	15	-1 540	1.0%
Gross profit	2 722	14	18	- 112	2 642	-4.1%
SG&A	-1 155	- 19	- 8	7	-1 175	0.6%
Other operating income/(expenses)	5	-	-	- 4	1	-84.3%
Normalized EBIT	1 571	- 4	9	- 109	1 467	-7.0%
Normalized EBITDA	1 778	- 4	10	- 124	1 660	-7.0%
Normalized EBITDA margin	41.6%				39.7%	-172 bps

Latin America West	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	27 657	- 1	-	1 292	28 948	4.7%
Revenue	2 284	-	2	207	2 492	9.1%
Cost of sales	- 641	- 1	2	- 62	- 702	-9.7%
Gross profit	1 643	- 1	3	145	1 790	8.8%
SG&A	- 726	2	-	- 10	- 734	-1.4%
Other operating income/(expenses)	9	-	-	10	20	105.7%
Normalized EBIT	927	1	3	145	1 076	15.6%
Normalized EBITDA	1 077	1	3	159	1 240	14.7%
Normalized EBITDA margin	47.2%				49.7%	245 bps

Latin America North	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	26 131	- 64	-	528	26 595	2.0%
Revenue	2 031	- 8	-174	207	2 056	10.2%
Cost of sales	- 823	4	65	- 20	- 774	-2.5%
Gross profit	1 207	- 4	-109	187	1 281	15.5%
SG&A	- 677	1	59	- 79	- 695	-11.7%
Other operating income/(expenses)	66	-	- 7	13	72	20.4%
Normalized EBIT	596	- 3	- 57	121	658	20.5%
Normalized EBITDA	798	- 3	-73	130	851	16.3%
Normalized EBITDA margin	39.3%				41.4%	216 bps

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Annex 1
Latin America South	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	6 730	4	-	318	7 052	4.8%
Revenue	650	1	- 142	164	673	25.5%
Cost of sales	- 251	-5	45	- 35	- 245	-14.1%
Gross profit	399	- 4	- 97	129	427	32.8%
SG&A	- 186	- 7	39	- 36	- 190	-19.8%
Other operating income/(expenses)	2	-2	-3	11	8	519.5%
Normalized EBIT	216	- 13	- 61	103	245	49.2%
Normalized EBITDA	267	- 13	- 72	116	299	44.3%
Normalized EBITDA margin	41.1%				44.4%	612 bps

EMEA	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	36 706	-15 053	-	- 312	21 340	-1.4%
of which AB InBev own beer	23 817	-3 839	-	- 231	19 747	-1.2%
Revenue	2 805	- 800	126	45	2 176	2.3%
Cost of sales	-1 279	482	- 44	- 47	- 888	-6.0%
Gross profit	1 525	- 318	82	- 2	1 288	-0.2%
SG&A	- 921	249	- 44	- 4	- 720	-0.6%
Other operating income/(expenses)	15	-	2	18	35	117.6%
Normalized EBIT	619	- 68	40	12	602	2.1%
Normalized EBITDA	826	- 106	49	34	802	4.7%
Normalized EBITDA margin	29.4%				36.9%	85 bps

Asia Pacific	2Q17	Scope	Currency	Organic	2Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	28 885	52	-	868	29 804	3.0%
Revenue	2 055	11	126	136	2 327	6.6%
Cost of sales	- 823	- 5	- 53	- 77	- 958	-9.4%
Gross profit	1 232	6	73	58	1 369	4.7%
SG&A	- 649	- 4	- 41	-48	- 742	-7.4%
Other operating income/(expenses)	39	-	3	1	43	1.9%
Normalized EBIT	622	2	35	11	669	1.8%
Normalized EBITDA	758	2	47	50	857	6.6%
Normalized EBITDA margin	36.9%				36.8%	0 bps

Global Export and Holding	2Q17	Scope	Currency	Organic	2Q18	Organic
Companies			Translation	Growth		Growth
Total volumes (thousand hls)	250	- 153	-	35	132	35.6%
Revenue	87	19	-	3	109	3.8%
Cost of sales	- 77	- 13	7	- 4	- 88	-6.3%
Gross profit	10	6	7	- 1	22	-8.0%
SG&A	- 237	-5	- 10	16	- 236	6.6%
Other operating income/(expenses)	15	- 16	21	- 15	5	-321.2%
Normalized EBIT	- 213	- 15	18	0	- 209	0.1%
Normalized EBITDA	- 150	- 15	21	3	- 141	2.0%

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Annex 2
AB InBev Worldwide	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	305 550	-27 946	-	911	278 515	0.3%
of which AB InBev own beer	248 212	-3 929	-	1 700	245 983	0.7%
Revenue	27 104	-1 421	193	1 210	27 087	4.7%
Cost of sales	-10 674	875	- 90	- 295	-10 184	-3.0%
Gross profit	16 430	-545	103	915	16 903	5.8%
SG&A	-8 779	360	- 113	- 259	-8 791	-3.1%
Other operating income/(expenses)	408	- 60	9	- 25	332	-7.0%
Normalized EBIT	8 059	- 246	-1	631	8 444	8.0%
Normalized EBITDA	10 162	- 306	26	675	10 557	6.8%
Normalized EBITDA margin	37.5%				39.0%	78 bps

North America	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	57 156	61	-	-2 591	54 627	-4.5%
Revenue	7 786	15	45	- 205	7 641	-2.6%
Cost of sales	-2 887	12	- 15	47	-2 843	1.6%
Gross profit	4 899	27	30	- 159	4 797	-3.2%
SG&A	-2 174	- 33	- 17	4	-2 220	0.2%
Other operating income/(expenses)	20	-	-	- 18	1	-92.9%
Normalized EBIT	2 744	- 6	13	- 173	2 578	-6.3%
Normalized EBITDA	3 149	- 5	15	- 189	2 970	-6.0%
Normalized EBITDA margin	40.4%				38.9%	-140 bps

Latin America West	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	53 188	- 21	-	3 443	56 609	6.5%
Revenue	4 259	- 2	87	483	4 828	11.3%
Cost of sales	-1 225	- 5	-26	- 128	-1 384	-10.4%
Gross profit	3 034	- 7	62	355	3 444	11.7%
SG&A	-1 373	7	-28	- 50	-1 444	-3.6%
Other operating income/(expenses)	34	-	-	- 9	26	-25.3%
Normalized EBIT	1 695	-	34	296	2 026	17.5%
Normalized EBITDA	1 998	-	40	311	2 349	15.6%
Normalized EBITDA margin	46.9%				48.7%	178 bps

Latin America North	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	56 550	-125	-	-2 279	54 146	-4.0%
Revenue	4 365	-16	- 221	206	4 335	4.7%
Cost of sales	-1 821	7	83	82	-1 649	4.5%
Gross profit	2 545	-9	- 138	288	2 686	11.3%
SG&A	-1 410	3	74	- 101	-1 434	-7.2%
Other operating income/(expenses)	157	-	- 9	8	157	5.3%
Normalized EBIT	1 292	- 6	- 73	195	1 409	15.2%
Normalized EBITDA	1 699	- 6	- 93	201	1 801	11.9%
Normalized EBITDA margin	38.9%				41.5%	266 bps

ab-inbev.com	18

Press Release
Brussels / 26 July 2018 / 7.00am CET

Annex 2
Latin America South	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	15 819	21	-	825	16 666	5.2%
Revenue	1 523	3	- 274	377	1 629	24.9%
Cost of sales	- 566	-6	86	- 96	- 582	-17.0%
Gross profit	956	-2	- 188	280	1 046	29.5%
SG&A	- 394	-7	72	- 93	- 422	-23.7%
Other operating income/(expenses)	3	-2	-2	6	4	240.4%
Normalized EBIT	565	- 12	- 118	194	629	34.5%
Normalized EBITDA	666	- 12	- 136	216	735	32.7%
Normalized EBITDA margin	43.7%				45.1%	275 bps

EMEA	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	69 625	-27 795	-	59	41 889	0.1%
of which AB InBev own beer	42 602	-3 835	-	32	38 799	0.1%
Revenue	5 145	-1 459	292	116	4 095	3.2%
Cost of sales	-2 405	890	- 109	- 99	-1 723	-6.6%
Gross profit	2 740	- 569	183	18	2 371	0.8%
SG&A	-1 700	416	- 109	- 18	-1 411	-1.4%
Other operating income/(expenses)	42	- 3	3	6	47	16.1%
Normalized EBIT	1 081	- 156	77	6	1 007	0.6%
Normalized EBITDA	1 489	- 219	103	39	1 413	3.1%
Normalized EBITDA margin	28.9%				34.5%	-2 bps

Asia Pacific	HY17	Scope	Currency	Organic	HY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	52 568	66	-	1 467	54 101	2.8%
Revenue	3 856	18	263	230	4 367	6.0%
Cost of sales	-1 630	- 9	-113	- 78	-1 829	-4.8%
Gross profit	2 226	10	151	152	2 538	6.8%
SG&A	-1 249	- 9	-83	- 23	-1 364	-1.8%
Other operating income/(expenses)	81	-	6	- 4	84	-4.7%
Normalized EBIT	1 059	1	74	125	1 258	11.8%
Normalized EBITDA	1 412	1	98	106	1 617	7.5%
Normalized EBITDA margin	36.6%				37.0%	54 bps

Global Export and Holding	HY17	Scope	Currency	Organic	HY18	Organic
Companies			Translation	Growth		Growth
Total volumes (thousand hls)	644	-153	-	-14	478	-2.9%
Revenue	170	19	-	4	193	2.1%
Cost of sales	- 140	- 14	4	- 22	- 173	-16.5%
Gross profit	30	5	4	- 19	21	-53.2%
SG&A	- 479	-18	- 22	22	- 497	4.5%
Other operating income/(expenses)	71	- 54	12	- 15	14	-66.8%
Normalized EBIT	- 378	- 67	- 7	- 11	- 463	-2.6%
Normalized EBITDA	- 250	- 66	0	- 11	- 326	-3.4%

ab-inbev.com	19